 EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated February 27, 2019, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of February 27, 2019, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2018, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2018	Fourth Quarter 2017	Change	Year 2018	Year 2017	Change
Operating
Tonnes Milled	189,574	129,555	46%	708,764	541,935	31%
Silver Ounces Produced	288,600	319,678	-10%	1,286,382	1,394,203	-8%
Gold Ounces Produced	1,973	1,472	34%	8,092	7,935	2%
Copper Pounds Produced	1,375,758	1,108,800	24%	4,819,022	4,373,166	10%
Silver Equivalent Ounces[1] Produced	720,187	637,012	13%	2,863,753	2,700,585	6%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	713,384	597,285	19%	2,640,129	2,245,946	18%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$8.93	$7.90	13%	$9.32	$8.65	8%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$9.41	$9.23	2%	$10.67	$10.11	5%

1. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu

2. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu. In Q4 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 oz Au and $3.09 lb Cu.

3. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

4. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2018	Fourth Quarter 2017	Change	Year 2018	Year 2017	Change
Financial
Revenues	$8,268	$8,884	-7%	$34,116	$33,359	2%
Mine Operating Income	$1,347	$3,363	-60%	$6,266	$11,253	-44%
Net Income	$981	$1,496	-34%	$1,626	$2,522	-36%
Cash	$3,252	$3,420	-5%	$3,252	$3,420	-5%
Working Capital	$13,106	$16,402	-20%	$13,106	$16,402	-20%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$1,242	$3,312	-63%	$5,999	$8,258	-27%
Adjusted EBITDA[1]	$1,690	$3,367	-50%	$6,127	$10,648	-42%
Per Share Amounts
Earnings per Share ("EPS") – Basic	$0.02	$0.03	-33%	$0.03	$0.05	-40%
Cash Flow per Share (YTD)[1] – Basic	$0.03	$0.05	-40%	$0.07	$0.13	-46%

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1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Operational and Financial Performance

Three months ended December 31, 2018

In the fourth quarter ended December 31, 2018, the Company recognized revenues of $4.4 million on the sale of Avino Mine bulk copper/silver/gold concentrate, $1.6 million on the sale of San Gonzalo bulk silver/gold concentrate and $2.3 million on the sale of bulk silver/gold/copper concentrate from the sale of Avino Historic Above Ground (“AHAG”) Stockpiles, net of penalties, treatment costs and refining charges, for mine operating income of $1.4 million.

EBITDA during the fourth quarter ended December 31, 2018, was $1.2 million, compared to $3.3 million in the corresponding quarter in 2017.

Metal prices for revenues recognized during the three months ended December 31, 2018, averaged $14.88 per ounce of silver, $1,232 per ounce of gold, and $6,265 per tonne of copper.

Year ended December 31, 2018

During the year ended December 31, 2018, the Company recognized revenues of $21.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate, $9.0 million on the sale of San Gonzalo bulk silver/gold concentrate, and $3.3 million on the sale of AHAG Stockpiles bulk copper/silver/gold concentrate, net of penalties, treatment costs and refining charges, for mine operating income of $6.3 million.

EBITDA during the year ended December 31, 2018, was $6.0 million, compared to $8.3 million for the year ended December 31, 2017.

Metal prices for revenues recognized during the year ended December 31, 2018, averaged $15.35 per ounce of silver, $1,255 per ounce of gold, and $6,447 per tonne of copper.

The Company’s cash balance at December 31, 2018, totaled $3.3 million compared to $3.4 million at December 31, 2017. Working capital totaled $13.1 million at December 31, 2018, compared to $16.4 million at December 31, 2017.

Consolidated 2018 Production Highlights

2018
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	426,794	614,361	4,625	4,546,952	1,847,303
San Gonzalo	79,140	456,709	2,070	-	635,684
AHAG Stockpiles	202,830	215,312	1,397	272,070	380,766
Consolidated	708,764	1,286,382	8,092	4,819,022	2,863,753

2018
Grade & Recovery by Mine	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	426,794	53	0.49	0.55	84%	69%	87%
San Gonzalo	79,140	222	1.03	-	77%	75%	-
AHAG Stockpiles	202,830	58	0.41	0.16	57%	52%	38%
Consolidated	708,764	73	0.53	0.43	76%	65%	72%

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Consolidated Fourth Quarter 2018 Production Highlights

Q4 2018
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	101,104	132,092	1,078	1,256,347	465,139
San Gonzalo	19,437	81,684	414	-	116,599
AHAG Stockpiles	69,033	74,824	481	119,411	138,449
Consolidated	189,574	288,600	1,973	1,375,758	720,187

Q4 2018
Grade & Recovery by Mine	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	101,104	47	0.47	0.62	87%	71%	91%
San Gonzalo	19,437	172	0.89	-	76%	75%	-
AHAG Stockpiles	69,033	60	0.43	0.18	56%	51%	44%
Consolidated	189,574	64	0.50	0.44	75%	64%	72%

Although the focus is on our overall consolidated results, there are some noteworthy points for each of our mines, as well as our AHAG Stockpiles, which can be determined from the tables below.

During 2018, material mined from the Elena Tolosa (“ET”) area of the Avino Mine was processed using Mill Circuit 2 and 3. In the latter portion of July 2018, Mill Circuit 2 transitioned to processing AHAG Stockpiles, and in September 2018, Mill Circuit 2 transitioned to mining material from the newly-developed San Luis area of the Avino Mine. Mill Circuit 4 was commissioned on the AHAG Stockpiles during Q2 2018, and continued to process this material through the remainder of 2018. Throughout all of 2018, Mill Circuit 1 continued to process San Gonzalo ore.

Avino Mine Production Highlights

	Q4 2018	Q4 2017	Change %	2018	2017	Change %
Total Mill Feed (dry tonnes)	101,104	109,088	-7%	426,794	460,890	-7%
Feed Grade Silver (g/t)	47	50	-7%	53	64	-17%
Feed Grade Gold (g/t)	0.47	0.32	45%	0.49	0.52	-5%
Feed Grade Copper (%)	0.62	0.52	19%	0.55	0.48	14%
Recovery Silver (%)	87%	87%	0%	84%	85%	-1%
Recovery Gold (%)	71%	69%	3%	69%	69%	0%
Recovery Copper (%)	91%	88%	3%	87%	89%	-2%
Total Silver Produced (Kg)	4,109	4,756	-14%	19,109	24,990	-24%
Total Gold Produced (g)	33,534	24,161	39%	143,843	163,582	-12%
Total Copper Produced (Lbs)	1,256,347	1,108,800	13%	4,546,952	4,373,166	4%
Total Silver Equivalent Produced (oz)*	465,139	417,182	11%	1,847,303	1,911,428	-3%

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*In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

*In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 Cu. In Q4, 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 Au and $3.09 Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Mill throughput was down 7% on a quarterly basis due to switching Mill Circuit 2 to San Luis material from AHAG Stockpiles. Copper and gold grades increased 19% and 45%, respectively, compared to Q4 2017, with only a slight 7% decrease in silver grade.

When examined on a yearly basis, overall mill throughput and calculated silver ounces are lower, as a result of Mill Circuit 2 processing historic stockpile material during Q3, 2018, as we have mentioned above and in previous press releases. The lower tonnage processed combined with the variations in feed grades resulted in an increase in copper production by 4% and silver and gold production decreased by 24% and 12%, respectively, for the year compared to 2017.

The copper feed grade increased by 14% while the silver and gold grades decreased by 17% and 5%, respectively. The change in grades was mainly due to the areas being mined at the ET and San Luis areas.

Despite the lower throughput from the Avino Mine, the consolidated production numbers show an increase in overall production as we varied our feed mix to each mill circuit throughout the year to maximize profitability.

Finally, underground development was also up 31% on a yearly basis as we continue to develop both the ET and San Luis underground areas at the Avino Mine.

San Gonzalo Mine Production Highlights

	Q4 2018	Q4 2017	Change %	2018	2017	Change %
Total Mill Feed (dry tonnes)	19,437	20,467	-5%	79,140	81,045	-2%
Feed Grade Silver (g/t)	172	290	-41%	222	269	-17%
Feed Grade Gold (g/t)	0.89	1.36	-35%	1.03	1.32	-22%
Recovery Silver (%)	76%	87%	-12%	77%	84%	-8%
Recovery Gold (%)	75%	77%	-3%	75%	78%	-4%
Total Silver Produced (Kg)	2,541	5,187	-51%	13,500	18,375	-27%
Total Gold Produced (g)	12,867	21,612	-40%	60,800	83,215	-27%
Total Silver Equivalent Produced (oz)*	116,599	219,830	-47%	592,098	789,157	-25%

______________

*In 2018, AgEq was calculated using metals prices of $15.71 oz Ag and $1,270 oz Au. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag and $1,258 oz Au.

*In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag and $1,229 oz Au. In Q4, 2017, AgEq was calculated using metals prices of $16.70 oz Ag and $1,276 Au.

*An additional 43,586 silver equivalent ounces were produced in 2018 from the Zinc Circuit; however, as noted below, there was no production from this test circuit in the fourth quarter 2018.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

At San Gonzalo, the mine is approaching its end of life and the grades, recoveries and production have started to tail off. This is in line with our internal expectations.

During the fourth quarter, 2018, silver and gold feed grades declined by 41% and 35%, respectively, compared to the fourth quarter, 2017. This, along with a decrease in both silver and gold recovery, combined with a 5% decrease in mill feed tonnes, resulted in a 47% decrease in silver equivalent ounces produced compared to Q4 2017.

On an annual basis the silver and gold feed grades declined by 17% and 22%, respectively, compared to year end 2017. This combined together with a slight decrease in both silver and gold recovery lead to San Gonzalo producing 25% fewer silver equivalent ounces on a year over year comparison basis.

These lost ounces were more than offset through the addition of Mill Circuit 4 and the processing of the AHAG Stockpiles as discussed below.

Historic Above Ground Stockpile Production Highlights

	Q4 2018	2018
Total Mill Feed (dry tonnes)	69,033	202,830
Feed Grade Silver (g/t)	60	58
Feed Grade Gold (g/t)	0.43	0.41
Feed Grade Copper (%)	0.18	0.16
Recovery Silver (%)	56%	57%
Recovery Gold (%)	51%	52%
Recovery Copper (%)	44%	38%
Total Silver Produced (Kg)	2,327	6,697
Total Gold Produced (g)	14,964	43,454
Total Copper Produced (Lbs)	119,411	272,070
Total Silver Equivalent Produced (oz) calculated*	138,449	380,766

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*In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

*In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 Cu. In Q4, 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 Au and $3.09 Cu.

In the fourth quarter of 2018, Mill Circuit 4 processed 69,033 tonnes of the AHAG Stockpiles, producing 138,449 silver equivalent ounces. As per our July 18th press release, Mill Circuit 4 commenced processing material in May 2018; therefore, the 2018 figures reflect all production from that point, including the initial commissioning phases, where the mill was not running at full 1,000 tpd capacity. In keeping with the Company cost reduction initiatives, which were announced in the third quarter 2018, Mill Circuit 2 processed the AHAG Stockpiles material to allow reduced underground work at the ET area of the Avino Mine. A total of 202,830 dry tonnes of AHAG Stockpiles was processed through Mill Circuit 2 and 4, which added a total of 380,766 silver equivalent ounces to our overall consolidated silver equivalent production.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Mine is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018 on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

During 2018 work at San Luis was primarily focused on restoration of the main haulage ramp, which was completed during the third quarter. With the haulage ramp complete, work is underway to begin drifting on levels 6 and 6.5, followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980’s and 90’s prior to the mine’s closure. Underground development at San Luis was temporarily reduced to save costs in the third and fourth quarters.

San Luis material is currently being processed in Mill Circuit 2 until sufficient underground development has been completed to transition to processing this material using the larger Mill Circuit 4.

Upgrades to Existing Tailings Storage Facility (“TSF”)

During 2018, the Company commenced upgrades to its existing TSF, with the aim to finish this work throughout 2019. The Company consulted with both local and internationally recognized engineering firms to develop a design to ensure the utmost stability, and based on these consultations, are in the process of reinforcing the existing TSF with 3 downstream buttresses to fortify the TSF wall strength, consisting of 2 million tonnes of waste rock, as well as installing piezometers and observation wells.

Zinc Circuit

During the fourth quarter, 2018, the Company did not continue its testing program for recovery of precious metals and zinc from the San Gonzalo tailings, due to lower grades. The Company will evaluate the Zinc Circuit on a quarterly basis and may resume its testing program in the future. Over the course of 2018, 611 tonnes of low grade zinc concentrate were produced containing 22,669 oz Ag, 115 oz Au and 135,117 Lbs of Zinc, for a total of 43,586 silver equivalent ounces.

Avino Mine Exploration (Open Pit Area)

Mapping by the mine geology team revealed shallow remnants of vein material on the margins of the open pit that had not been mined historically. During Q3 2018, eleven short diamond drill holes were drilled from surface into the footwall and the hanging wall to the main Avino Vein at the western end of the historic open pit.

Mineralized material was intersected in a zone of stockwork and vein material less than 120 metres from surface. This has been provisionally named the ‘El Hundido Zone’, and the stratigraphic relationship between this material and the zones currently being mined at depth in the Elena Tolosa “ET” Mine will be correlated with further work.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation, and planning stage.

In November 2017, the Company received an approved Permit Amendment (M207) from the Ministry of Energy, Mines and Petroleum Resources (“MEMPR”) to operate at 100tpd. The Permit Amendment provides a comprehensive and responsible permit, which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit, the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion.

2018-2019 Drilling Campaign

In December 2017, the Company announced that plans were finalized for an 8,000 metre drill program to commence early January 2018. The drill program was aimed at both identifying additional resources and increasing the confidence in existing resources, in advance of a revised resource update. The program was to focus on 9 gold-bearing veins containing existing resources as defined in the NI 43-101 updated Resource Estimate completed in October 2016.

Following the flow-through financing announced on April 27, 2018, the Company decided to update the scope of the exploration program.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The extensive drilling campaign commenced in August 2018 and is focused on veins and targets that have been identified, and test new areas that Avino has not explored. The program details are as follows:

•	Approximately C$6.0 million to be spent on entire exploration drilling program
•	Approximately 24,000 metres of drilling
• Exploration Drilling - 2 phases
•	Phase One Drilling, Q4 2018 through Q2 2019 – Focused on testing underexplored portions of known veins
•	Phase Two Drilling, Q2 to Q4 2019 – Targeting new discoveries in unexplored portions of the property

By the end of 2018, the first ten holes of the program had been completed. Drilling commenced with the 27 Vein Extension target and six deep holes were committed from this first phase to test the up-dip extension of this vein. Five of the six holes successfully intersected the 27 Vein at predicted depths, with one hole (SB-2018-2015) being abandoned before reaching target depth due to adverse ground conditions. All 6 holes were designed to test vertical and lateral continuity of the 27 Vein up dip from the known area of historic production. New drilling has confirmed vein continuity up dip in this area and initial assay results are very encouraging.

This initial drilling campaign at the 27 vein target has effectively delineated an ‘exploration target’ with a strike length of approximately 150 meters and dip extent of approximately 290 meters. Historic drifting and drill testing of the 27 vein up-dip from the productive historic stoping was extremely limited, therefore it was considered a prime target for the initial drilling of Phase One.

Results from three of the six holes into the 27 Vein are reported the Company’s news release dated December 17, 2018.

Since the completion of the phase one holes into the 27 Vein target, the drill has completed an additional four holes into the Ned’s Vein target, 700 metres along strike to the south west of the Peter Vein. Assay results from these holes are still pending.

Structural Modelling and Geological Mapping

A team of expert structural geoscientists returned to the project in September 2018 to complete the second phase of the detailed structural review which took approximately one month. This builds on the first phase that was completed in July 2018 which evaluated existing data along with an in-depth site analysis. The objective of the study was to create an updated, detailed surface geological map, a complete 3D geological model, and a structural model identifying veining along with target recommendations. Final results and report on phase two of the study have been completed and received. A huge volume of historical geological data has recently been compiled from a catalogue of 13,000 historic plans. This newly digitized dataset, which now includes in excess of 20,000 historic drift assays, was integrated with the newly acquired detailed airborne geophysical and LiDAR datasets to define a detailed structural framework that was not previously available. The improved understanding of the lithological complexity and structural fabric of the area has formed an integral component for targeting exploration drilling. The third phase is expected to commence in May, 2019.

Airborne and Ground Geophysics Surveys and LiDAR

High-resolution LiDAR topographic surveying and modern airborne and ground geophysical surveys were conducted in the third quarter of 2018 and results have been received. Both surveys proved extremely valuable in the newly completed detailed structural analysis and will be leveraged to define new drill targets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The geophysical component of the program comprised:

Airborne Geophysics

•	Magnetic Survey - Used to map bedrock geology and fault structures
•	Radiometric Survey - Used to map alteration and target Cobalt-Gold mineralization
•	Helicopter flown survey lines at 100 metre and 50 metre spacing
•	Coverage of entire Bralorne Gold Mines property - 988.5 survey line kilometers covering 50.9 km2
•	LiDAR - which produces a high resolution topographic map that models the ground in detail

Ground Geophysics

•	2D Seismic Reflection – Trial survey to test the method’s ability to detect steeply dipping quartz veins
•	Results from three lines received
•	Survey data has successfully imaged reflectors coincident with known veins
•	Results to be incorporated into new exploration targeting

Geochemical Sampling

A property-wide stream sediment geochemical sampling program was completed in the third quarter of 2018. Previous systematic geochemical sampling on the property was restricted to a basic suite of elements and excluded Cobalt and related pathfinder elements. Results from this first pass survey have been received and did not return geochemical signatures indicative of Little Gem (Blackstone Minerals - ASX:BSX) style Cobalt-Gold mineralization.

Environmental & Permitting Progress

During 2018, environmental work continued with regard to the requirements under the M207 Permit, in particular studies and reclamation regarding legacy issues, plus work to improve short & long term water treatment and overall water management.

As a result of initial positive passive water treatment testing in 2016 and 2017, a pilot-scale bioreactor was trialed in 2018 for passive water treatment. Arsenic was removed from mine-water at simulated flowrates and retention times. Although arsenic was removed, permit limits were not reached and more bench-scale testing is planned. A joint research project with UBC-Okanagan is in progress. The Company is pleased to be at the leading edge of this new passive water treatment technology.

In October 2018, the Company received a Permit Amendment of the Effluent Permit. This amendment now encompasses a broader scope for water management at the site, including greater volumes and waste disposal for the Best-Available-Technology (“BAT”) Water Treatment Plant. As a result, monitoring and reporting requirements will be streamlined, and therefore more cost-effective for the environmental program.

Reclamation planning is now fairly complete, with all required documentation in place.

Bonding Requirements

In Q4 2018, pursuant to discussions with the Ministry of Energy, Mines, and Petroleum Resources (“EMPR”) regarding reclamation security, non-collateralized surety bonding has been secured to cover current and future security requirements. The bond has freed up cash previously held by the Ministry, and will serve to cover future contributions to security, as laid out in the permitting requirements. Aon Risk Solutions, acting as insurance broker for the Company, was the responsible broker for negotiating the terms of the Surety.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Qualified Person(s)

Jasman Yee, P.Eng., Avino Director and Peter Latta, P.Eng, MBA, Senior Technical Advisor, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this document. Avino’s Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Garth Kirkham, P.Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements and fair value adjustments

Management believes EBITDA and adjusted EBITDA provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted EBITDA excludes share-based compensation expense, and non-operating items such as foreign exchange gains and losses and fair value adjustments. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The following table provides a reconciliation of net earnings financial statements to EBITDA and Adjusted EBITDA:

Expressed in 000’s of US$, unless otherwise noted	Q4 2018	Q4 2017	Year 2018	Year 2017
Net Income for the period	$981	$1,496	$1,626	$2,522
Depreciation and depletion	564	810	3,256	2,703
Interest (income) and other	4	(67)	(221)	(246)
Interest expense	25	20	109	103
Finance cost	34	35	444	157
Accretion of reclamation provision	74	59	378	248
Current income tax expense	(346)	572	1,052	2,911
Deferred income tax (recovery)	(94)	387	(645)	(140)
EBITDA	$1,242	$3,312	$5,999	$8,258
Fair value adjustment on warrant liability	(130)	(516)	(1,304)	(563)
Share-based payments	223	169	630	2,018
Foreign exchange loss	355	402	802	935
Adjusted EBITDA	$1,690	$3,367	$6,127	$10,648

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $Nil for the year ended December 31, 2018 and 2017, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in 2019 in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

The following table reconciles cash cost per payable AgEq oz production cost to all-in sustaining cash cost per payable AgEq oz for the three months ended December 31, 2018 and 2017:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
Cost of sales	$4,007	$3,534	$1,530	$2,019	$1,384	$-	$6,921	$5,553
Depletion and depreciation	(341)	(351)	(125)	(485)	(86)	-	(552)	(836)
Cash production cost	3,666	3,183	1,405	1,534	1,298	-	6,369	4,717
Payable silver equivalent ounces sold	404,223	403,775	113,930	193,511	195,231	-	713,384	597,285
Cash cost per silver equivalent ounce	$9.07	$7.88	$12.33	$7.93	$6.65	$-	$8.93	$7.90
General and administrative expenses	330	657	93	315	160	-	583	972
Share-based payments and G&A depreciation	(133)	(118)	(37)	(57)	(64)	-	(234)	(175)
Cash operating cost	$3,863	3,722	$1,461	1,792	1,394	-	6,718	5,514
AISC per payable silver equivalent ounce	$9.56	$9.22	$12.82	$9.26	$7.14	$-	$9.41	$9.23

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The following table reconciles cash cost per Ag Eq oz production cost to all-in sustaining cash cost per AgEq oz for the year ended December 31, 2018 and 2017:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017
Cost of sales	$16,930	$16,088	$8,382	$6,018	$2,538	$-	$27,850	$22,106
Depletion and depreciation	(1,599)	(1,528)	(1,384)	(1,160)	(248)	-	(3,231)	(2,688)
Cash production cost	15,331	14,560	6,998	4,858	2,290	-	24,619	19,418
Payable silver equivalent ounces sold	1,656,007	1,641,814	671,851	604,132	312,272	-	2,640,129	2,245,946
Cash cost per silver equivalent ounce	$9.26	$8.87	$10.42	$8.04	$7.33	$-	$9.32	$8.65
General and administrative expenses	2,707	3,953	1,133	1,378	355	-	4,195	5,331
Share-based payments and G&A depreciation	(408)	(1,536)	(159)	(497)	(88)	-	(655)	(2,033)
Cash operating cost	$17,630	$16,977	$7,972	$5,739	$2,557	-	$28,159	$22,716
AISC per payable silver equivalent ounce	$10.65	$10.34	$11.87	$9.50	$8.19	$-	$10.67	$10.11

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower costs considering overall increases in material and labour costs.

Overall cash cost and all-in sustaining cash cost per payable silver equivalent ounce at the Avino Mine remained consistent compared with preceding quarters.

During the fourth quarter of 2018, the cash cost and all-in sustaining cash cost per payable silver equivalent ounce at the San Gonzalo Mine increased compared with Q4 2017 mainly due to a lower volumes sold. Overall, costs at San Gonzalo have increased in 2018 compared to 2017, due to changes in grade as the mine enters the latter stages of its life, and increases in material and labour costs during the period.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Year Ended December 31,
	2018	2017
Operating cash flows before movements in working capital	$4,225	$6,910
Weighted average number of shares outstanding
Basic	56,851,626	52,523,454
Diluted	60,000,637	53,320,009
Cash Flow per Share – basic	$0.07	$0.13
Cash Flow per Share – diluted	$0.07	$0.13

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Working Capital

	December 31, 2018	December 31, 2017
Current assets	$22,947	$26,591
Current liabilities	(9,841)	(10,188)
Working capital	$13,106	$16,403

Results of Operations

Summary of Quarterly Results

(000’s) Quarter ended	2018 Dec 31 Q4	2018 Sep 30 Q3	2018 June 30 Q2	2018 Mar 31 Q1	2017 Dec 31 Q4	2017 Sep 30 Q3	2017 Jun 30 Q2	2017 Mar 31 Q1
Revenue	$8,268	$8,516	$9,176	$8,156	$8,884	$8,436	$7,911	$8,128
Earnings (Loss) for the quarter	981	(1,012)	839	818	1,496	(716)	1,152	590
Earnings (Loss) per share - basic	$0.02	$(0.02)	$0.02	$0.02	$0.03	$(0.01)	$0.02	$0.01
Earnings (Loss) per share - diluted	$0.02	$(0.02)	$0.02	$0.02	$0.03	$(0.01)	$0.02	$0.01
Total Assets	$108,588	$113,210	$109,498	$102,434	$102,835	$101,207	$98,720	$97,446

•	Revenue decreased slightly compared to previous quarters due to lower average realized metal prices. Revenues have been consistent since the Company commenced production at the Avino Mine as of July 1, 2015.

•	Earnings in the fourth quarter increased due to sold higher silver equivalent ounces sold during the quarter, lower production cost, a foreign exchange gain offset by lower average realized prices compared to previous quarters due to declining of average metal prices.

•	Total assets decreased at December 31, 2018 compared to previous current year quarters, primarily due to a decrease in cash and in tax receivables, which were used to make term facility payments, the repayments of equipment loans and finance leases for mining equipment and to maintain operations in good standing during the last quarter due to difficult precious metal environment. This was partly offset by an increase in the additions in Mexico with construction of Mill Circuit 4 having been completed in Q2, as well as the receipt of funds from the recent flow-through financing for exploration expenditures at the Bralorne Mine. Overall, total assets have steadily increased throughout the previous year’s quarters, as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Three months ended December 31, 2018, compared to the three months ended December 31, 2017:

(000’s)	2018	2017	Note
Revenue from mining operations	$8,268	$8,884
Cost of sales	6,921	5,520	1
Mine operating income	1,347	3,364	1
Operating expenses
General and administrative expenses	360	803	2
Share-based payments	223	170	3
Income before other items	764	2,391
Other items
Interest and other income	4	67
Gain on sale of asset	139	-
Fair value adjustment on warrant liability	130	516	4
Unrealized foreign exchange loss	(363)	(402)	5
Accretion of reclamation provision	(74)	(60)
Finance cost	(34)	(36)
Interest expense	(25)	(19)
Unrealized loss on long-term investments	-	(1)
Net income before income taxes	541	2,456
Income taxes
Current income tax recovery (expense)	346	(573)	6
Deferred income tax recovery (expense)	94	(387)	6
	440	(960)
Net income	$981	$1,496	7
Earnings per share
Basic	$0.02	$0.03	7
Diluted	$0.02	$0.03	7

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

1.	Cost of sales for the three months ended December 31, 2018, were $6,921 compared to $5,520 for the three months ended December 31, 2017. The increase of $1,401 reflects significant increase in tonnes produced resulting in an increase in mining and milling costs. Mine operating income decreased for the three months ended December 31, 2018, compared to December 31, 2017 mainly due to a decrease in average realized silver and gold prices.

2.	General and administrative expenses for the three months ended December 31, 2018, totalled $360 compared to $803 for the three months ended December 31, 2017. The decrease reflects costs reduction initiatives made by management in the current quarter to maintain operations in good standing during the difficult market conditions.

3.	Share-based payments for the three months ended December 31, 2018, totalled $223 compared to $170 for the three months ended December 31, 2017. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended December 31, 2018, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a foreign exchange loss, as the Company incurred an increased amount of capital expenditures. During the three months ended December 31, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange gain.

6.	Current income tax recovery was $346 for the three months ended December 31, 2018, compared to an expense of $573 in the three months ended December 31, 2017. Deferred income tax recovery was $94 for the three months ended December 31, 2018, compared to an expense of $387 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended December 31, 2018, primarily relate to movements in the tax bases and continuing mining profits in Mexico.

7.	As a result of the foregoing, net income for the three months ended December 31, 2018, was $981, a decrease of $515 compared to net income of $1,496 for the three months ended December 31, 2017. The decrease resulted in basic and diluted earnings per share of $0.02 for the quarter ended December 31, 2018, compared to basic and diluted earnings per share of $0.03 in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Year ended December 31, 2018, compared to year ended December 31, 2017:

(000’s)	2018	2017	Note
Revenue from mining operations	$34,116	$33,359
Cost of sales	27,850	22,106	1
Mine operating income	6,266	11,253	1
Operating expenses
General and administrative expenses	3,565	3,313	2
Share-based payments	630	2,018	3
Income before other items	2,071	5,922
Other items
Interest and other income	221	246
Unrealized gain (loss) on long-term investments	(5)	5
Fair value adjustment on warrant liability	1,304	563	4
Unrealized foreign exchange gain (loss)	(802)	(935)	5
Finance cost	(444)	(157)	6
Accretion of reclamation provision	(378)	(248)
Interest expense	(109)	(103)
Gain on sale of asset	175	-
Net income before income taxes	2,033	5,293
Income taxes
Current income tax expense	(1,052)	(2,911)	7
Deferred income tax recovery	645	140	7
	(407)	(2,771)
Net Income	$1,626	$2,522	8
Earnings per Share
Basic	$0.03	$0.05	8
Diluted	$0.03	$0.05	8

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

1.	Cost of Sales for the year ended December 31, 2018, were $27,850 compared to $22,106 for the year ended December 31, 2017. The increase of $5,744 reflects the increase of production cost as overall increased in tonnes produced resulting in an increase in to mining material and labour costs. Further, increases non-cash depletion expense on the San Gonzalo Mine, as a result of the mine nearing the end of life. As a result of the declining of average realized metal prices and higher production cost the Mine Operating Income decreased for the year ended December 31, 2018, compared to December 31, 2017.

2.	General and administrative expenses for the year ended December 31, 2018, totalled $3,565 compared to $3,313 for the year ended December 31, 2017. The increase of $252 reflects increased overhead costs as the Company continues to expand operations.

3.	Share-based payments for the year ended December 31, 2018, totalled $630 compared to $2,018 for the year ended December 31, 2017. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the year ended December 31, 2018, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a foreign exchange loss, as the Company incurred an increased amount of capital expenditures in US dollars, such as the construction of Mill Circuit 4. During the year ended December 31, 2017, the US dollar appreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss.

6.	Finance costs for the year ended December 31, 2018, totalled $444 compared to $157 for the year ended December 31, 2017. The increase of $287 reflects the costs of issuance allocated to the warrants upon issuance in the September 2018 bought-deal offering of 7.1 million units.

7.	Current income tax expense was $1,052 for the year ended December 31, 2018, compared to $2,911 in the year ended December 31, 2017. Deferred income tax recovery was $645 for the year ended December 31, 2018, compared to $140 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the year ended December 31, 2018, primarily relate to movements in the tax bases and increased mining profits in Mexico.

8.	As a result of the foregoing, net income for the year ended December 31, 2018, was $1,626, a decrease of $896 compared to net income of $2,522 for the year ended December 31, 2017. The decrease had an impact on basic and diluted earnings per share, decreasing to $0.03 for the year ended December 31, 2018, from $0.05 for the year ended December 31, 2017.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In September 2018, the Company closed a underwritten public offering for gross proceeds of US$4.6 million.

As of the date of this MD&A, the Company has begun to use the funds as intended. The Company will use the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, such as the San Luis area, and its operations and production, and to a lesser extent, for general working capital.

In April 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6 million.

As of the date of this MD&A, the Company has begun to use the funds as intended. The Company will use the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which will be renounces to the purchasers of the flow-through shares for the 2018 taxation year.

In November 2016, the Company received gross proceeds of $11.2 million in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine and for general working capital.

Since July 2014, the Company received gross proceeds of $13.3 million in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10 million. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.4 million for exploration and evaluation activities, acquired property and equipment of $7.6 million (after depreciation of $3.5 million), and made lease and loan repayments of $2.0 million during year ended December 31, 2018.

In advancing the Bralorne Mine, the Company incurred expenditures of $2.8 million for exploration and evaluation activities (before depreciation and share-based payments of $0.6 million, and foreign exchange movement of $2.8 million), acquired and disposed of property and equipment for $0.2 million (net of $0.5 million of depreciation) and $0.2 million of foreign exchange movements) and made lease and loan repayments of $0.6 million.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3.9 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.3 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Discussion and analysis relating to the Company’s liquidity as at December 31, 2018 and 2017, is as follows:

Statement of Financial Position

(000’s)	December 31, 2018	December 31, 2017
Cash	$3,252	$3,420
Working capital	13,106	16,403
Accumulated Deficit	(16,505)	(18,877)

Cash Flow

(000’s)	December 31, 2018	December 31, 2017
Cash generated by (used in) operating activities	$9,224	$(2,167)
Cash generated (used in) financing activities	3,855	(3,055)
Cash used in investing activities	(13,229)	(3,135)
Change in cash	(150)	(8,357)
Effect of exchange rate changes on cash	(18)	(3)
Cash, beginning of period	3,420	11,780
Cash, end of period	$3,252	$3,420

Operating Activities

Cash generated by operating activities for the year ended December 31, 2018, was $9.2 million compared to cash used in operating activities of $2.2 million for the year ended December 31, 2017. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Financing Activities

Cash generated by in financing activities was $3.9 million for the year ended December 31, 2018, compared to cash used in financing activities of $3.1 million for the year ended December 31, 2017. Cash generated by financing activities for the year ended December 31, 2018, relates to the issuance of shares for cash, term facility payments, the repayments of equipment loans and finance leases for mining equipment. During the year ended December 31, 2018, the Company received proceeds from issuance of shares for cash of $8.5 million (December 31, 2017 - $0.04 million), made term facility payments totalling $2.0 million (December 31, 2017 - $0.7 million) and made finance lease and equipment loan payments totalling $2.6 million (December 31, 2017 - $2.4 million).

Investing Activities

Cash used in investing activities for the year ended December 31, 2018, was $13.2 million compared to $3.1 million for the year ended December 31, 2017. Cash used in investing activities during the year ended December 31, 2018, includes cash capital expenditures of $9.4 million (December 31, 2017 - $6.6 million) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the year ended December 31, 2018, the Company also incurred cash capital expenditures of $5.4 million (December 31, 2017 - $5.5 million) on exploration and evaluation activities. During the year ended December 31, 2018, the Company also redeemed $1.0 million in short-term investments (December 31, 2017 - $9.0 million).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2018 and 2017 were as follows:

	2018	2017	2016
Salaries, benefits, and consulting fees	$956	$860	$1,277
Share-based payments	531	1,718	891
	$1,487	$2,578	$2,168

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $212 (December 31, 2017 - $232, January 1, 2017 - $111) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2018. The following table summarizes the amounts due to related parties:

	December 31, 2018	December 31, 2017	January 1, 2017
Oniva International Services Corp.	$107	$139	$127
Directors	47	42	45
Jasman Yee & Associates, Inc.	3	6	4
Intermark Capital Corp.	-	-	20
Wear Wolfin Designs Ltd.	-	-	3
	$157	$187	$199

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and years ended December 31, 2018, 2017 and 2016, are summarized below:

	2018	2017	2016
Salaries and benefits	$594	$450	$297
Office and miscellaneous	560	567	507
Exploration and evaluation assets	353	352	248
	$1,507	$1,369	$1,052

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2018, 2017 and 2016 the Company paid $232, $231 and $504, respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the year ended December 31, 2018, 2017 and 2016, the Company paid $66, $80 and $140, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the year ended December 31, 2018, 2017 and 2016, the Company paid $12, $23 and $23, respectively, to WWD.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2017 – three, January 1, 2017 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2018, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2018, in the amount of $3,252 and working capital of $13,106 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2018, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,885	$5,885	$-	$-
Due to related parties	157	157	-	-
Minimum rental and lease payments	246	162	74	10
Term facility	7,669	1,432	6,237	-
Equipment loans	978	550	428	-
Finance lease obligations	1,889	942	947	-
Total	$16,824	$9,128	$7,686	$10

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2018		December 31, 2017
	MXN	CDN	MXN	CDN
Cash	$8,378	$2,421	$9,504	$321
Long-term investments	-	14	-	42
Reclamation bonds	-	146	-	896
Amounts receivable	-	114	-	132
Accounts payable and accrued liabilities	(85,951)	(891)	(27,482)	(603)
Due to related parties	-	(215)	-	(225)
Equipment loans	-	(301)	-	(782)
Finance lease obligations	(13,907)	(533)	(751)	(1,002)
Net exposure	(91,480)	755	(18,729)	(1,221)
US dollar equivalent	$(4,656)	$554	$(949)	$(974)

Based on the net US dollar denominated asset and liability exposures as at December 31, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings (loss) for the year ended December 31, 2018, by approximately $452 (year ended December 31, 2017 - $327). The Company has not entered into any foreign currency contracts to mitigate this risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2018, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $419 (December 31, 2017 - $224).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2018, a 10% change in market prices would not have a material impact on the Company’s operations.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2018:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,252	$-	$-
Amounts receivable	-	4,091	-
Long-term investments	10	-	-
Financial liabilities
Warrant liability	-	-	(2,009)
Total financial assets and liabilities	$3,262	$4,091	$(2,009)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. .

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Not later than one year	$3,092	$300	$1,540
Later than one year and not later than five years	74	251	557
Later than five years	10	15	20
	$3,176	$566	$2,117

Included in the above amount as at December 31, 2018, is the Company’s commitment to incur flow-through eligible expenditures of $2,930 (C$3,997) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2018, totalled $81 (2017 - $81, 2016 - $83).

Changes in Accounting Standards

The Company’s consolidated financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Application of new and revised accounting standards:

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The standard did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date.

IFRS 15 - Revenue from Contracts with Customers

On January 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a full retrospective approach. The company has completed its assessment and there was no significant impact on the recognition or measurement of the Company’s revenue from customers. However, this standard resulted in additional disclosures and presentation categories in the Company’s consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Additional Disclosures

Additional disclosures have been presented in Note’s 13 and 20 of the consolidated financial statements as a result of adopting IFRS 9 and 15, respectively.

Voluntary Changes in Accounting Policy

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, we have changed our accounting policy under IFRS 6 and IAS 16 in accounting for our exploration and evaluation assets and development costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of our business activities to enhance the comparability of our consolidated financial statements to our peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users.

Accordingly, the Company has adopted the following exploration and evaluation assets and development costs accounting policy as at December 31, 2018:

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Exploration and evaluation assets and development costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

(ii) Development expenditures

Mine development costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Effect of Change in Accounting Policy

As a result of applying the change in accounting policy, we have determined that the production phase would have commenced effective July 1, 2015. Accordingly, we have determined that the accumulated impact on our consolidated statement of financial position would be an increase in plant, equipment and mining properties, and the impact of our consolidated statement of operations and comprehensive Income (Loss) would be an increase in revenue from mining operations and costs of sales as such amounts are not offset during production, resulting in a decreased in accumulated deficit. The retrospective application of this change in accounting policy on the Company’s consolidated statement of financial position as at January 1, 2017 and December 31, 2017, is as follows:

	As Previously Reported January 1, 2017	Adjustment	As Adjusted January 1, 2017
ASSETS
Total current assets	$35,128	$-	$35,128
Plant, equipment and mining properties	27,739	337	28,076
Other long-term assets	30,927	-	30,927
Total assets	$93,794	$337	$94,131

LIABILITIES
Total liabilities	$32,337	$-	$32,337

EQUITY
Accumulated deficit	(21,875)	337	(21,538)
Other equity	83,332	-	83,332
Total equity	61,457	337	61,794
Total liabilities and equity	$93,794	$337	$94,131

	As Previously Reported December 31, 2017	Adjustment	As Adjusted December 31, 2017
ASSETS
Total current assets	$26,591	$-	$26,591
Plant, equipment and mining properties	31,952	206	32,158
Other long-term assets	44,086	-	44,086
Total assets	$102,629	$206	$102,835

LIABILITIES
Total liabilities	$33,833	$-	$33,833

EQUITY
Accumulated deficit	(19,083)	206	(18,877)
Other equity	87,879	-	87,879
Total equity	68,796	206	69,002
Total liabilities and equity	$102,629	$206	$102,835

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The retrospective application of this change in accounting policy on the Company’s consolidated statements of operations and comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

	As Previously Reported 2016	Adjustment	As Adjusted 2016

Revenue from mining operations	$30,105	$4,587	$34,692
Cost of sales	19,161	3,800	22,961
Mine operating income	10,944	787	11,731
Operating expenses and other items	5,276	-	5,276
Net income before income taxes	5,668	787	6,455
Income taxes	4,164	275	4,439
Net income	1,504	512	2,016
Earnings per share
Basic	$0.04	$0.01	$0.05
Diluted	$0.03	$0.02	$0.05

	As Previously Reported 2017	Adjustment	As Adjusted 2017

Revenue from mining operations	$33,359	$-	$33,359
Cost of sales	21,975	131	22,106
Mine operating income	11,384	(131)	11,253
Operating expenses and other items	5,960	-	5,960
Net income before income taxes	5,424	(131)	5,293
Income taxes	2,771	-	2,771
Net income	2,653	(131)	2,522
Earnings per share
Basic	$0.05	$0.00	$0.05
Diluted	$0.05	$0.00	$0.05

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The retrospective application of this change in accounting policy on the Company’s consolidated statements of cash flows for the years ended December 31, 2017 and 2016, are as follows:

	As Previously Reported 2016	Adjustment	As Adjusted 2016
Cash generated by (used in)
Operating Activities
Net income	$1,504	$512	$2,016
Adjustments for non-cash items:
Depreciation and depletion	1,341	572	1,913
Other changes in operating activities	1,992	-	1,992
Total before changes in non-cash working capital items	4,837	1,084	5,921
Net change in non-cash working capital items	(1,098)	-	(1,098)
Total cash generated by operating activities	3,739	1,084	4,823
Financing Activities
Total cash generated by financing activities	20,006	-	20,006
Investing Activities
Exploration and evaluation expenditures	(8,313)	3,503	(4,810)
Recovery of exploration costs from concentrate proceeds	4,587	(4,587)	-
Other changes in investing activities	(13,683)	-	(13,683)
Total cash used in investing activities	(17,409)	(1,084)	(18,493)
Change in cash and effect of exchange rates	6,336	-	6,336
Effect of exchange rates	43	-	43
Cash, Beginning	5,401	-	5,401
Cash, Ending	$11,780	$-	$11,780

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

	As Previously Reported 2017	Adjustment	As Adjusted 2017
Cash generated by (used in)
Operating Activities
Net income	$2,653	$(131)	$2,522
Adjustments for non-cash items:
Depreciation and depletion	2,572	131	2,703
Other changes in operating activities	1,685	-	1,685
Total before changes in non-cash working capital items	6,910	-	6,910
Net change in non-cash working capital items	(9,077)	-	(9,077)
Total cash used in operating activities	(2,167)	-	(2,167)
Financing Activities
Total cash used in financing activities	(3,055)	-	(3,055)
Investing Activities
Total cash used in investing activities	(3,135)	-	(3,135)
Change in cash	(8,357)	-	(8,357)
Effect of exchange rates	(3)	-	(3)
Cash, Beginning	11,780	-	11,780
Cash, Ending	$3,420	$-	$3,420

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are effective as of December 31, 2018:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company has identified existing agreements that may contain right-of-use assets. At this time, the Company does not believe that the new standard will give rise to a material change, and has currently finalized the expected impact on the consolidated financial statements. The majority of the Company’s leases were already classified as right of use assets on its consolidated statement of financial position, and at this time, does not believe that it has material right of use assets that are not classified as such.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 (the "Interpretation") sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations ("IFRS 3"), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company's consolidated financial statements

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at February 27, 2019, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	64,172,958	-	-
Warrants	10,778,061	$0.80 - $2.00	0.35 – 4.88
RSUs	1,235,301	-	0.87 – 2.12
Stock options	2,917,500	C$1.30 - C$2.95	0.87 – 4.81
Fully diluted	79,073,820

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The following are details of outstanding stock options as at December 31, 2018 and February 27, 2019:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2018)	Number of Shares Remaining Subject to Options (February 27, 2019)
September 19, 2019	C$1.90	570,000	570,000
December 22, 2019	C$1.90	30,000	30,000
September 2, 2021	C$2.95	552,500	552,500
September 20, 2022	C$1.98	1,295,000	1,295,000
October 6, 2022	C$1.98	15,000	15,000
August 28, 2023	C$1.30	455,000	455,000
Total:		2,917,500	2,917,500

The following are details of outstanding warrants as at December 31, 2018 and February 27, 2019:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31, 2018)	Number of Underlying Shares (February 27, 2019)
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
September 25, 2023	$0.80	7,175,846	7,175,846
Total:		10,778,061	10,778,061

The following are details of outstanding RSUs as at December 31, 2018 and February 27, 2019:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2018)	Number of Shares Remaining Subject to RSUs (February 27, 2019)
September 2, 2019	216,316	216,316
September 20, 2020	44,508	44,508
August 28, 2018	974,477	974,477
Total:	1,235,301	1,235,301

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of December 31, 2018, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of December 31, 2018, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of February 27, 2019. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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